January 20, 2017

Via Edgar Only

H. Roger Schwall

Assistant Director, Office of Natural Resources

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Mail Stop 4628

Washington, D.C. 20549

RE:	DOCASA, Inc.
Form 8-K/A Filed December 5, 2016 File No. 333-199583

Dear Mr. Schwall:

DOCASA, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated December 30, 2016, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.	Please disclose the basis for your statement that you are an “award winning and recognized leader in the UK Specialty coffee market” and describe the status of your “35 [stores] in a nationwide pipeline.”

Response:

On September 12, 2016, we won Harden’s “Top Coffee House 2016” award. We have added disclosure regarding that award and have also included additional disclosure regarding our “store pipeline.”

2.	We note you disclose in Note 14 to your financial statements that one customer contributed to approximately 11% of your revenue during each of the past two fiscal years. Please tell us what consideration you have given to including disclosure explaining the significance of this relationship. Refer to Item 101(h)(4)(vi) of Regulation S-K.

Response:

We are no longer required to file reports under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) pursuant to Section 15(d) of the Exchange Act. Accordingly, we do not believe that Rule 101 applies or requires us to include disclosure explaining the significance of this relationship. Nevertheless, we have added a risk factor regarding the fact that we have a single customer that historically has constituted more than 10% of our revenues, and have included concentration disclosure in our “Results of Operations.”

1901 North Roselle Road, Suite 800, Schaumburg, IL 60195

Email: info@docasainc.com Telephone Number: +1(630) 250-2709

Website: DOCASAINC.com

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3.	Please enhance your disclosure to describe any initiatives you have taken to support your commitment to being a “socially impactful company.” In addition, please clarify the significance of the graphics included on page 12. Any artwork included in your Form 8-K should be clear illustrations of your product or business.

Response:

We have added disclosure regarding our initiatives. The graphics included on page 12 are an example of one of our initiatives, and we have added clarifying disclosure regarding the same.

Risks Related to our Organization and the Market for Our Stock, page 19

4.	Please include a risk factor addressing the risks associated with enforcement of civil liabilities as your directors and executive officers appear to reside outside of the United States, your assets are located outside of the United States and your revenues are derived outside of the United States.

Response:

We have done so.

5.	Revise the analysis of your operating results for each period presented to quantify underlying material activities that generated income statement variances between periods. Your revised analysis should fully explain the change between periods and address each financial statement line item. Refer to Item 303(a)(3) of Regulation S-K.

Response:

As we are a voluntary filer and are not required to file reports under the Exchange Act, we do not believe that Item 303 applies or requires us to more fully explain the change between periods. Nevertheless, we have revised our disclosure to analyze our operating results for each period presented to quantify underlying material activities that generated income statement variances between periods.

6.	You report revenues from coffee and complementary food products, coffee school, and management fees. Revise your disclosure to provide additional detail regarding your revenue recognition policy that is specifically tailored to your operations. Your revised disclosure should include a description of each source of revenue identified in your filing. In addition, address your accounting for cash incentives provided to customers. Refer to SAB Topic 13.

Response:

We have revised our revenue recognition policy disclosure.

1901 North Roselle Road, Suite 800, Schaumburg, IL 60195

Email: info@docasainc.com Telephone Number: +1(630) 250-2709

Website: DOCASAINC.com

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7.	Revise to provide a pro forma balance sheet as of August 31, 2016 to comply with Rule 8-05(b)(2) of Regulation S-X.

Response:

As we are a voluntary filer, we do not believe that we are obligated to file a pro forma balance sheet. Nevertheless, we have included one in our new Exhibit 99.1.

8.	The historical financial information for Department of Coffee and Social Affairs Limited presented in your pro forma results of operations for the years ended August 31, 2016 and 2015 does not appear to agree to the amounts presented in your audited financial statements. Revise your presentation to address any differences.

Response:

We have revised our presentation.

9.	Tell us your basis for presenting two years of pro forma income statement information or revise to only present this pro forma information for the latest fiscal year. Refer to Rule 8-05(b)(1) of Regulation S-X.

Response:

As we are a voluntary filer, we do not believe that we are obligated to file any pro forma income statement information. Nevertheless, we have chosen to do so to provide shareholders additional information regarding our company and operations and have included new Exhibit 99.1, which has pro forma income statement information for the latest fiscal year. We have included two years of pro forma income statement information in our Notes to the Consolidated Financial Statements in accordance with GAAP and so that our shareholders will have two years of pro forma information.

10.	Revise your presentation of pro forma earnings per share to reflect the change in capital structure resulting from the reverse merger between Department of Coffee and Social Affairs Limited and DOCASA, Inc.

Response:

Our new Exhibit 99.1 pro forma earnings per share follows the requested approach, while the pro forma financial statements in our Notes to the Consolidated Financial Statements comply with GAAP.

11.	Please expand the biographical descriptions of your directors and officers to include each person’s business experience during each of the past five years, including dates of employment. In this regard, we note you disclose at page 28 that Mr. Shahid has a consulting company. Please also disclose the principal business of any corporation or other organization by which each officer and director was previously employed. Refer to Item 401(e) of Regulation S-K.

Response:

As we are a voluntary filer, we do not believe Item 401 applies or requires the Company to include additional disclosure. Nevertheless, we have revised accordingly.

1901 North Roselle Road, Suite 800, Schaumburg, IL 60195

Email: info@docasainc.com Telephone Number: +1(630) 250-2709

Website: DOCASAINC.com

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12.	Please disclose all transactions in which the amount involved exceeds 1% of the average of your total assets at fiscal year-end for the last two completed fiscal years as required by Item 404(d)(1) of Regulation S-K. For example, we note that Note 10 to your financial statements reflects you have engaged in transactions with related parties, including compensating Mr. Shahid pursuant to a consulting agreement and the issuance of preference shares to Mr. Allesch-Taylor and DEIJ Capital, a company controlled by Mr. Gill, in exchange for debt cancellation.

Response:

As we are a voluntary filer, we do not believe Item 404 applies or requires the Company to include additional disclosure. Nevertheless, we have revised our related party disclosure.

13.	To the extent that Mr. Allesch-Taylor or Mr. Gill may be considered a control person or a promoter of the company, please expand your disclosure to comply with the requirements of Item 404(c) of Regulation S-K. See Item 404(d)(2) of Regulation S-K.

Response:

As we are a voluntary filer, we do not believe Item 404 applies or requires the Company to include additional disclosure. Nevertheless, we have already included the disclosure that would be required by Rule 404(c) if it did in fact apply to the Company.

14.	Please file all exhibits required by Form 10 and Item 601 of Regulation S-K, including material contracts. For example, we note you disclose you have an employment agreement with Ms. Lopez and a consulting agreement with Mr. Shahid.

Response:

As we are a voluntary filer, we do not believe that (i) we were required to file “Form 10” information with the Commission, or (ii) that Item 601 applies or requires the Company to file any additional exhibits. Nevertheless, we have done so.

Thank you for your assistance and review.

Sincerely,

/s/ Ashley Lopez

Ashley Lopez

Chief Executive Officer

1901 North Roselle Road, Suite 800, Schaumburg, IL 60195

Email: info@docasainc.com Telephone Number: +1(630) 250-2709

Website: DOCASAINC.com

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